November 5, 2018

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Filed September 28, 2018
File No. 333-227605

Dear Mr. O’Connor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) received by telephone on October 10, 2018 and October 24, 2018, relating to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on September 28, 2018.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

1. Please clarify the proposed maximum offering price per unit.

RESPONSE: In response to the Staff’s comment, GECC confirms the proposed maximum offering price per unit is $25, and has revised the registration fee table on the cover page of the Amended Registration Statement accordingly.

2. Please update the investment portfolio, investment income, and interest income data presented with respect to GECC’s investment in Avanti Communications Group plc to reflect such data as of September 30, 2018 or for the nine months ended September 30, 2018, as applicable.

RESPONSE: GECC acknowledges the Staff’s comment, and respectfully notes that it will provide updated interim financial information as of, and for the nine months ended, September 30, 2018 in a subsequent amendment to the Amended Registration Statement following the filing of its Quarterly Report on Form 10-Q with the SEC.

U.S. Securities and Exchange Commission

Division of Investment Management

November 5, 2018

3. We note that the acronym “GECC” is identified in the Registration Statement as a trading symbol. Please clarify the use of such acronym throughout the Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC acknowledges that its common stock is listed on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “GECC.” Throughout the Registration Statement, the acronym is used as an abbreviation to refer to the company, except where explicitly stated otherwise.

4. We note that the financial information contained in the Registration Statement is presented as of, and for the six months ended, June 30, 2018. Please update such financial information to the extent financial information as of, and for the nine months ended, September 30, 2018 is available.

RESPONSE: GECC acknowledges the Staff’s comment, and respectfully notes that it will provide updated interim financial information as of, and for the nine months ended, September 30, 2018 in a subsequent amendment to the Amended Registration Statement following the filing of its Quarterly Report on Form 10-Q with the SEC.

5. Please explain GECC’s relationship to Great Elm Capital Group, Inc.

RESPONSE: In response to the Staff’s comment, GECC notes that Great Elm Capital Group, Inc. (“GEC”) is the parent company of Great Elm Capital Management, Inc. (“GECM”), GECC’s external manager. GEC also currently holds approximately 18.5% of GECC’s outstanding common stock. GECC has added corresponding disclosure on page 6 of the Amended Registration Statement.

6. Please explain the discrepancy between previously filed disclosure, and disclosure contained in the Registration Statement, regarding GECC’s Subscription Agreement.

RESPONSE: In response to the Staff’s comment, GECC notes that GEC and certain investment funds managed by MAST Capital Management, LLC (the “MAST Funds”) will vote on any proposed changes to the Investment Management Agreement, dated as of September 27, 2016, between GECC and GECM, and certain other matters in the same proportion as GECC’s unaffiliated stockholders so long as GEC and the MAST Funds collectively own at least 35% of GECC’s outstanding common stock. GECC has revised the disclosure on pages 7 and 33 of the Amended Registration Statement to reflect this agreement. To date, no vote has been held with respect to any such matter following GECC’s merger with Full Circle Capital Corporation.

7. With respect to the Board declared monthly distributions for the fourth quarter of 2018, please disclose the percentages of each distribution that are from earnings and profits and paid-in capital, respectively.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 8 and 83 of the Amended Registration Statement.

8. Please disclose that shares registered in a resale registration statement may be sold below net asset value, which is a reason why shares issued to insiders may adversely impact the market price of GECC’s common stock.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 9 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

November 5, 2018

9. The listing symbol is identified as “GECC” on the Registration Statement cover. Please provide the symbol where currently blank elsewhere in the Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC acknowledges that its common stock is listed on Nasdaq under the ticker symbol “GECC.” It is anticipated that the Nasdaq listing symbol for the notes to be issued pursuant to the Registration Statement will be “GECCN.” Once the listing application process with Nasdaq is complete, GECC will revise the Registration Statement to include such listing symbol with respect to the notes.

10. The Registration Statement contains disclosure that there is increased competition for attractive investment opportunities. The Registration Statement also contains disclosure that the market for investments in lower middle-market companies is underserved by traditional commercial banks and other financing sources. Please reconcile these two statements.

RESPONSE: In response to the Staff’s comment, GECC notes that there is increased competition for attractive investment opportunities in the debt markets generally as additional capital continues to flow into this space. Notwithstanding this increased competition, GECC believes that many attractive investment opportunities may still be found in the lower middle- market, where the investment opportunities are often too small or too illiquid for traditional financing sources to meaningfully participate.

11. What is the current status of the TRU Taj LLC reorganization? Please disclose the expected loss to GECC if the bid of the ad hoc group of noteholders referenced in the Registration Statement is accepted.

RESPONSE: In response to the Staff’s comment, GECC notes that the bankruptcy proceedings with respect to the TRU Taj LLC reorganization are ongoing. GECC further notes that it would not expect to realize a loss based on the current valuation if the bid of the ad hoc group of noteholders is accepted.

12. Please supplement the disclosure in the “Risk Factors” section of the Registration Statement with respect to the possible elimination of LIBOR.

RESPONSE: In response to the Staff’s comment, GECC provided revised disclosure on page 31 of the Amended Registration Statement.

13. Please update the disclosure in the “Risk Factors” section of the Registration Statement with respect to the June 2018 increase in the federal funds rate to provide the current federal funds rate.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 37 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

November 5, 2018

14. Please update the disclosure in the “Risk Factors” section of the Registration Statement with respect to the proposed rule regarding SEC regulation of the use of derivatives by registered investment companies and business development companies.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 43 of the Amended Registration Statement.

15. Please disclose how frequently and in what circumstances GECC will consult with an independent valuation firm to value securities of privately held companies in which it invests. Please disclose specifically whether GECC consults with an independent valuation firm in valuing all securities classified as “Level 3.” If not, why not?

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 45 of the Amended Registration Statement.

16. We note that the “As Adjusted” column of the capitalization table in the Registration Statement is not populated. Please revise the capitalization table to include a populated “As Adjusted” column.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 52 of the Amended Registration Statement.

* * * * *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on October 10, 2018 and October 24, 2018.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day